UNITED STATES SECURITIES & EXCHANGE COMMISSION Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                                Obie Media Corp.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    674391107
                                 (CUSIP Number)

                              Michael Emanuel, Esq.
                          c/o Loeb Partners Corporation
                  61 Broadway, N.Y., N.Y., 10006 (212) 483-7047
                    (Name, address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                October 19, 2004
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with statement [ ]. (A fee is not required only if the following reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described is Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remained of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") orotherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







                                  SCHEDULE 13D

CUSIP NO. 674391107

1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Loeb Partners Corporation

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                              (b) [   ]
3  SEC USE ONLY
4  SOURCE OF FUNDS*

         WC, O

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [    ]
    PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF         7  SOLE VOTING POWER
SHARES               12,322 Shares of Common stock
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY             8,934 Shares of Common stock
EACH              9  SOLE DISPOSITIVE POWER
REPORTING            12,322 Shares of Common stock
PERSON WITH       10 SHARED DISPOSITIVE POWER
                     8,934 Shares of Common stock

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          21,256 Shares of Common stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.36%

14 TYPE OF REPORTING PERSON*
         PN, BD, IA









                                  SCHEDULE 13D

CUSIP NO. 674391107

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Loeb Arbitrage Fund

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                              (b) [   ]
3  SEC USE ONLY

4  SOURCE OF FUNDS

         WC, O

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED    [   ]
     PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION

         New York

NUMBER OF         7  SOLE VOTING POWER
SHARES               261,866 Shares of Common stock
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY                  -----
EACH              9  SOLE DISPOSITIVE POWER
REPORTING            261,866 Shares of Common stock
PERSON WITH      10  SHARED DISPOSITIVE POWER
                          -----

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            261,866 Shares of Common stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           4.36%

14 TYPE OF REPORTING PERSON
           PN, BD








                                  SCHEDULE 13D

CUSIP NO. 674391107

1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Loeb Offshore Fund, Ltd.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                              (b) [   ]
3  SEC USE ONLY

4  SOURCE OF FUNDS*

         WC, O

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [    ]
    PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Cayman Islands

NUMBER OF         7  SOLE VOTING POWER
SHARES               24,954 Shares of Common stock
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY               --------
EACH              9  SOLE DISPOSITIVE POWER
REPORTING            24,954 Shares of Common stock
PERSON WITH      10  SHARED DISPOSITIVE POWER
                       -------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          24,954 Shares of Common stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.42%

14 TYPE OF REPORTING PERSON*
         CO








Item 1.  Security and Issuer.

This statement refers to the Common Stock of Obie Media Corp. 4211 West 11th Avenue, Eugene, OR 97402.

Item 2.  Identity and Background.

                                     Loeb Arbitrage Fund ("LAF"), 61 Broadway,
New York, New York, 10006, is a New York limited partnership. It is a registered broker/dealer. Its general partner is Loeb Arbitrage Management, Inc., ("LAM"), a Delaware corporation, with the same address. Its President is Gideon J. King. The other officers of LAM are Thomas L. Kempner, Chairman of the Board, President, Peter A. Tcherepnine, Vice President, Edward J. Campbell, Vice President. Loeb Partners Corporation ("LPC"), 61 Broadway, New York, New York, 10006, is a Delaware corporation. It is a registered broker/dealer and a registered investment adviser. Thomas L. Kempner is its President and a director and its Chief Executive Officer. Norman N. Mintz is a Vice President and also a director. Gideon J. King is Executive Vice President. Loeb Holding Corporation ("LHC"), a Maryland corporation, 61 Broadway, New York, New York, 10006 is the sole stockholder of LAM and LPC. Thomas L. Kempner is its President and a director as well as its Chief Executive Officer and majority stockholder. Norman N. Mintz and Peter A. Tcherepnine are also directors. Loeb Offshore Fund, Ltd., ("LOF") is a Cayman Islands exempted company. Loeb Offshore Management, LLC ("LOM") is a Delaware limited liability company, a registered investment adviser and is wholly owned by Loeb Holding Corporation. It is the investment adviser of LOF. Gideon J. King and Thomas L. Kempner are Directors of LOF and Managers of LOM. All of the individuals named are United States citizens. None have been, within the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.   Source and Amount of Funds or Other Compensation.

                  Shares of Common Stock were acquired by LAF, LPC and LOF in margin Accounts maintained with Bear Stearns Securities Corp.

Item 4.   Purpose of Transaction.

                  LAF, LPC and LOF have acquired shares of Common Stock for investment purposes. LAF, LPC and LOF reserve the right to sell shares of Common Stock or to acquire additional shares in open market transactions or otherwise.

Item 5.  Interest in Securities of the Issuer.


(a) The persons reporting hereby owned the following shares of Common Stock as of October 19, 2004.

                                 Shares of Common Stock

Loeb Arbitrage Fund                  261,866
Loeb Partners Corporation*            21,256
Loeb Offshore Fund                    24,954
                                       ---------
                                     308,076
The total shares of Common Stock constitute 5.13% the 6,001,000 outstanding shares of Common Stock as reported by the issuer.
-------------------------
*Including 8,934 shares of Common Stock purchased for the account of one customer of Loeb Partners Corporation as to which it has investment discretion.

(b) See paragraph (a) above.

(c) The following purchases of Common Stock have been made in the last sixty
(60) days by the following:

                            Purchases of Common Stock

Holder                     Date             Shares      Average Price
Loeb Partners Corp.*       09-20-04         3044                $6.76
                           09-21-04          2892                6.76
                           09-22-04           315                6.78
                           09-23-04          2644                6.80
                           09-24-04           144                6.77
                           09-27-04          1023                6.79
                           09-28-04          2799                6.80
                           09-29-04          2100                6.80
                           10-1-04           3244                6.79
                           10-5-04            429                6.77
                           10-7-04            345                6.80
                           10-14-04           200                6.83
                           10-15-04          1387                6.82
                           10-19-04           690                6.81


Holder                    Date             Shares      Average Price
Loeb Arbitrage Fund       09-20-04         34156             $6.757
                          09-21-04         32448              6.763
                          09-22-04          3527              6.783
                          09-23-04         29886              6.795
                          09-24-04          1614              6.773
                          09-27-04         20786              6.788
                          09-28-04         34001              6.796
                          09-29-04         25500              6.802
                          10-1-04          39142              6.786
                          10-5-04           8501              6.769
                          10-7-04           4250              6.795
                          10-15-04         17085              6.817
                          10-15-04          1565              6.820
                          10-15-04           905              6.770
                          10-19-04          8500              6.813





Holder                  Date               Shares      Average Price
Loeb Offshore Fund      09-20-04           2800              $6.76
                        09-21-04           2660               6.76
                        09-22-04            289               6.78
                        09-23-04           2450               6.80
                        09-24-04            132               6.77
                        09-27-04           3191               6.79
                        09-28-04           3200               6.80
                        09-29-04           2400               6.80
                        10-1-04            3684               6.79
                        10-5-04            1070               6.77
                        10-7-04             405               6.80
                        10-14-04            235               6.83
                        10-15-04           1628               6.82
                        10-19-04            810               6.81

------------------
*Including 8,934 shares of Common Stock purchased for the account of one customer of Loeb Partners Corporation as to which it has investment discretion.

All reported transactions were effected on Nasdaq.

(d) Not applicable.

(e). Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.

                  None.

Item 7.      Materials to be Filed as Exhibits.

                  None.



















Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 21, 2003                     Loeb Partners Corporation


                                             By: /s/ Gideon J. King
                                             Executive Vice President


October 21, 2003                    Loeb Arbitrage Fund
                                            By: Loeb Arbitrage Management, Inc.


                                            By: /s/ Gideon J. King
                                            President


October 21, 2003                    Loeb Offshore Fund



                                            By: /s/ Gideon J. King
                                            Director